Agile Therapeutics, Inc.

500 College Road East, Suite 310

Princeton, New Jersey 08540

June 29, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Alan Campbell

Celeste Murphy

Re: Agile Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-264960

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Agile Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”) be accelerated to Friday, July 1, 2022, at 9:00 a.m., Eastern Time, or as soon as thereafter practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Joanne R. Soslow of Morgan, Lewis & Bockius LLP at (215) 963-5262.

Thank you very much.

Very truly yours,

Agile Therapeutics, Inc.

By:	/s/ Alfred Altomari
Name:	Alfred Altomari
Title:	Chief Executive Officer

cc:   Bryan S. Keighery, Morgan, Lewis & Bockius LLP

Christopher M. Rogers, Morgan, Lewis & Bockius LLP